SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 24, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Review 2008, Invitation to the annual general meeting of UBS AG, the instruction letters to shareholders and proxy cards that appear immediately following this page and that have been sent to UBS AG shareholders in connection with the Annual General Meeting of UBS AG to be held on April 15, 2009.

review 2008

This booklet provides key information on UBS’s strategy and financial results

Letter to shareholders
Dear Shareholders,
UBS recorded a net loss attributable to shareholders of CHF 20.9 billion in 2008. This extremely poor result stemmed primarily from the results of the fixed income trading business of the Investment Bank, mainly due to losses and writedowns on exposures related to US real estate and other credit positions. The loss has affected all stakeholders in UBS: in 2008, in US dollar terms, shareholders suffered a 58% fall in market capitalization, compared with the average 47% decline of the other members of the Dow Jones Banks Titans 30 Index; the total number of employees was reduced by 7%; and employee compensation was cut 36%. Clients have, understandably, expressed to us their disappointment about our losses, while at the same time stressing their appreciation for the advice and service levels they receive from their advisors.
For financial markets as a whole, 2008 was an extraordinary year in economic and financial history: world stock markets fell 42% (the MSCI world index), interest rates reached the lowest levels ever in the US and the UK, and a major investment bank failed. Responses to the crisis included the injection of new capital into many of the world’s major financial institutions by governments. With hindsight, it is clear that UBS was not prepared for this. Our balance sheet was too large and the systems of risk control and risk management that should have limited our exposure failed. We placed too much emphasis on growth and not enough on controlling risks and costs, particularly in regards to our compensation systems, performance targets and indicators and executive governance structures. Imponderable levels of cross-subsidy and confusion about accountability resulted from complex relationships between our business divisions.

In 2008, we focused on addressing our structural and strategic weaknesses and on establishing the long-term financial stability of UBS. Activities centered on the key areas we identified as requiring change: corporate governance, risk management and control processes, the liquidity and funding framework and management compensation. As a result, 2008 saw the introduction of new organization regulations to clarify the responsibilities of the Board of Directors (BoD) and the Group Executive Board (GEB), the establishment of an Executive Committee (EC) to allocate and monitor the use of capital and risk in each of the business divisions, and the formation of a dedicated BoD risk committee. We also merged the credit and market risk functions of the Investment Bank into a single unit led by the newly established Chief Risk Officer position and a new liquidity and funding framework was introduced that requires each business division to be charged market-based rates for funding from other UBS divisions. We will continue to make changes in 2009, including the implementation of a new compensation model for senior executives that aligns compensation with the creation of sustainable results for shareholders. In addition, management compensation within business divisions will be based largely on divisional results and the responsible and independent management of each division’s resources and balance sheet.
Changes in our business divisions will play a vital role in the transformation of our firm. As announced on 10 February 2009, UBS now operates with four business divisions and a Corporate Center. The former Global Wealth Management & Business Banking division has been split into two business divisions: Wealth Management & Swiss Bank and Wealth Management Americas. We will continue to reposition the Investment Bank as a client-orientated and fee- and commission-earning business – in other words, the Investment Bank is moving away from the proprietary trading business that adversely affected our capital. A new unit has been established within the Investment Bank to manage the positions of those fixed income businesses we have decided to exit.
We took active steps to increase the financial stability of UBS in 2008. The issuance of two Mandatory Convertible Notes (MCNs) and a rights issue raised CHF 34.6 billion of new capital. During the year, our total balance sheet was reduced 11% to CHF 2,015 billion, risk-weighted assets fell 19% to CHF 302.3 billion and our identified risk concentrations fell sharply – with these reductions assisted by an agreement made in 2008 to sell a large portfolio of illiquid securities and other positions to a fund owned and controlled by the Swiss National Bank. Operating expenses fell 19% and the year-end tier 1 ratio was 11.0%, compared with 9.1% for year-end 2007 under the different standards that were then applicable under Basel I.
As announced on 18 February 2009, UBS settled a US cross-border case with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) by entering into a Deferred Prosecution Agreement (DPA) with the DOJ and a Consent Order with the SEC. As part of these agreements, we will complete our previously announced exit of our US cross-border business and implement an enhanced program of internal controls to ensure compliance with the Qualified Intermediary Agreement with the Internal Revenue Service. In addition, pursuant to an order issued by the Swiss Financial Market Supervisory Authority, information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA, who, based on evidence available to UBS, committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. The total cost for the settlement of USD 780 million has been fully charged to our 2008 results. This episode makes it particularly clear that our control framework must be extremely robust and that employee incentives must be aligned with risk management and control and the creation of long-term value for shareholders.

Outlook – The recent worsening of financial conditions and UBS-specific factors have adversely affected our results, particularly in the Investment Bank. Even after substantial risk reduction, our balance sheet remains exposed to illiquid and volatile markets and our earnings will therefore remain at risk for some time to come. Net new money remains positive for our Wealth Management Americas division, but this is being partially offset by net outflows in Wealth Management & Swiss Bank. Global Asset Management has also experienced further net outflows.
More generally, financial market conditions remain fragile as company and household cash flows continue to deteriorate, notwithstanding the very substantial measures governments are taking to ease fiscal and monetary conditions. Our near-term outlook remains extremely cautious.
For 2009, we will continue to implement our program to strengthen our financial position by reducing our risk positions, our overall balance sheet size, and our operating costs. Management will also focus on securing and building the firm’s core client businesses and on returning the Group as soon as possible to a sustainable level of overall profitability.
11 March 2009

Peter Kurer
Chairman

Oswald J. Gruebel
Chief Executive Officer
On 26 February 2009, Oswald J. Gruebel joined UBS in the capacity of Group Chief Executive Officer, replacing Marcel Rohner. Mr. Gruebel brings to UBS his deep understanding of banking and the markets and proven management skills. He also brings a strong determination to restore the bank’s sustained profitability and regain client trust. As announced on 4 March 2009, Peter Kurer, Chairman of the UBS Board of Directors, has decided not to stand for re-election at the annual general meeting on 15 April 2009. The UBS Board of Directors is nominating Kaspar Villiger for the role of Chairman.

Strategy and development
UBS’s strategic priorities
Client focus: UBS’s purpose is to serve clients and give them confidence in making financial decisions. As client needs and the financial services industry constantly evolve, UBS makes a systematic effort to capture client feedback, identify potential for improvement and adapt its offerings accordingly.
Profitable growth and earnings quality:
UBS strives to establish sustainable earnings based on customer benefit.
Risk and capital management: Taking, managing and controlling risk is a core element of UBS’s business activities. UBS’s aim is not, therefore, to eliminate all risks, but to achieve an appropriate balance between risk and return.
Business divisions’ franchises: UBS operates as a Group with business divisions that are accountable for their own results, but combine to provide a broad palette of cross-business solutions for clients. UBS considers the breadth and depth of its offering to be one of its main strengths, and key to its ability to create value for clients and shareholders.
Measures taken
The firm’s strategy was reviewed in 2008, by its Board of Directors and Group Chief Executive Officer, and a new strategic direction was announced in August 2008.
New policies and procedures were implemented in 2008 for corporate governance and risk management and control. The firm also developed new key performance indicators and a new compensation model for implementation in 2009.
In 2009, UBS will operate with four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.
The Investment Bank is in the process of re-positioning itself toward client-driven growth and reducing its balance sheet and risk positions.

Risk management and control
Key developments
UBS was severely affected by the financial crisis that unfolded in 2007 and worsened in 2008.
UBS entered 2008 with significant legacy risk positions, particularly related to US real estate and other credit positions, which exceeded the firm’s risk bearing capacity. As reported during 2008, UBS incurred significant losses on these positions. Risk reduction will remain a priority for UBS until risk exposure is commensurate with the firm’s targeted risk appetite.
UBS identified significant weaknesses in its risk management and control organization, as well as limitations in its traditional market risk, credit risk, liquidity risk and funding risk measures (including the interplay between these measures). As a result of these weaknesses, the firm failed to adequately assess correlated risks and risk concentrations. In order to address these weaknesses, UBS launched an extensive remediation plan, which included the overhaul of its risk governance, significant changes to risk management and control personnel, as well as improvements in risk capture, risk representation and risk monitoring. Implementation of this plan is ongoing and remains a high priority for UBS.
In addition, in light of the continued dislocation in financial markets, UBS has placed less emphasis on statistical models for the identification and management of risks, and more on its stress-based measures, particularly to identify and manage those portfolios considered most at risk.

Corporate governance and risk control
Independent risk controlRisk management Board of Directors
1 For full listing of Board of Directors committees, refer to Annex C of the Organization Regulations of UBS AG.

Financial performance
UBS results for 2008
For full-year 2008, UBS recorded a net loss attributable to shareholders of CHF 20,887 million. The result was primarily driven by losses on risk positions in the Investment Bank. Wealth and asset management businesses remained profitable despite very difficult market conditions.
Operating expenses declined to CHF 28,555 million in 2008, a 19% decrease from the previous year. Personnel expenses decreased 36% from 2007, driven by significantly lower performance-related compensation.
Key factors affecting UBS’s financial position and results of operations in 2008
–	Negative Investment Bank revenues driven by trading losses on risk positions.

–	Credit losses due to a deteriorating economic environment and impairment charges.

–	A positive accounting impact from the mandatory convertible notes issued in 2008.

–	Increase of share capital by means of a rights offering as approved by shareholders in April.

–	The sale of a securities portfolio to a fund managed by BlackRock, Inc.

–	The agreement to transfer illiquid securities and other positions to a fund owned and controlled by the Swiss National Bank.

–	A gain on own credit recorded by the Investment Bank.

–	Provisions made by Wealth Management US in relation to auction rate securities.

–	A provision made in connection with the US cross-border case.

–	A net income tax benefit from tax losses which arose in 2008.

UBS financial highlights

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06		31.12.07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(7.60)	(2.61)	4.64		(191)
Return on equity attributable to UBS shareholders (%)[2]	(57.9)	(11.7)	23.9		(395)
Cost / income ratio (%)[3]	680.4	111.0	70.5
Net new money (CHF billion)[4]	(226.0)	140.6	151.7

Group results

Operating income	1,201	31,721	47,484		(96)
Operating expenses	28,555	35,463	33,365		(19)
Operating profit before tax (from continuing and discontinued operations)	(27,155)	(3,597)	15,007		(655)
Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527		(298)

Personnel (full-time equivalents)[5]	77,783	83,560	78,140		(7)
Invested assets (CHF billion)	2,174	3,189	2,989		(32)

UBS balance sheet and capital management

Balance sheet key figures
Total assets	2,015,098	2,274,891	2,348,733		(11)
Equity attributable to UBS shareholders	32,800	36,875	51,037		(11)

Market capitalization[6]	43,519	108,654	154,222		(60)

BIS capital ratios[7]
Tier 1 (%)	11.0	9.1 [8]	12.2	[8]
Total BIS (%)	15.1	12.2 [8]	15.0	[8]
Risk-weighted assets	302,273	374,421 [8]	344,015	[8]	(19)

Long-term ratings
Fitch, London	A+	AA	AA+
Moody’s, New York	Aa2	Aaa	Aa2
Standard & Poor’s, New York	A+	AA	AA+

1	Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of UBS’s annual report for 2008.

2	Net profit attributable to UBS shareholders from continuing operations / average equity attributable to UBS shareholders.

3	Operating expenses / operating income before credit loss expense or recovery.

4	Excludes interest and dividend income.

5	Excludes personnel from private equity (part of the Corporate Center).

6	Refer to the “UBS shares in 2008” section of UBS’s annual report for 2008 for further information.

7	Refer to the “Capital management” section of UBS’s annual report for 2008 for further information.

8	The calculation prior to 2008 is based on the Basel I approach.

Global Wealth Management & Business Banking
New organizational structure
As announced on 10 February 2009, Global Wealth Management & Business Banking split into two divisions: Wealth Management & Swiss Bank and Wealth Management Americas. UBS’s financial reports will reflect this new structure from first quarter 2009 onwards.
Wealth Management & Swiss Bank: UBS’s wealth management business caters to high net worth and affluent individuals around the world (except those served by Wealth Management Americas) whether they are investing internationally or in their home country. UBS offers these clients a complete range of tailored advice and investment services. Its Swiss Bank business provides a complete set of banking services for Swiss individual and corporate clients.
Wealth Management Americas: Wealth Management Americas offers sophisticated products and services specifically designed to address the needs of high net worth and affluent individuals. It includes Wealth Management US, domestic Canada, domestic Brazil and the international business booked in the United States.
Performance in 2008
Global Wealth Management & Business Banking recorded a pre-tax profit of CHF 5,352 million, compared with CHF 9,251 million in 2007.
Wealth Management International & Switzerland recorded a pre-tax profit of CHF 3,601 million, compared with CHF 6,310 million in 2007. This is partially due to a provision of CHF 917 million in connection with the US cross-border case. During this period: net new money outflows were CHF 101.0 billion compared with inflows of CHF 125.1 billion; invested assets declined 33% to CHF 870 billion; and the cost / income ratio increased to 63.1% from 51.1%.
Wealth Management US recorded a pre-tax loss of CHF 698 million in 2008, compared with a pre-tax profit of CHF 674 million in 2007. A negative impact of CHF 1,524 million from auction rate securities-related charges and trading losses drove this decline. During this period net new money outflows were CHF 10.6 billion compared with inflows of CHF 26.6 billion, and invested assets declined 29%.
Business Banking Switzerland recorded a record pre-tax profit of CHF 2,449 million in 2008, compared with CHF 2,267 million in 2007. The change resulted from a strong decrease in operating expenses during this period. During this period, the cost / income ratio improved to 51.2% from 57.7%.

Business division / business unit reporting

	Wealth Management						Global Wealth
CHF million, except	International &		Wealth Management		Business Banking		Management &
where indicated	Switzerland		US		Switzerland		Business Banking
As of or for the year ended	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07

Total operating income	10,429	12,892	5,933	6,660	5,019	5,317	21,381	24,869
Total operating expenses	6,828	6,582	6,631	5,986	2,570	3,050	16,030	15,618

Business division / business unit performance before tax	3,601	6,310	(698)	674	2,449	2,267	5,352	9,251

Additional information

Net new money (CHF billion)	(101.0)	125.1	(10.6)	26.6	(11.4)	4.6	(123.0)	156.3
Invested assets (CHF billion)	870	1,294	600	840	129	164	1,599	2,298
Personnel (full-time equivalents)	15,271	15,811	18,929	19,347	15,341	16,085	49,541	51,243

Global Asset Management
Business description
Two principal client segments:
Institutional: corporate and public pension plans; endowments, municipalities, charities and private foundations; insurance companies; governments and their central banks; and supranationals.
Wholesale intermediary: financial intermediaries including Wealth Management and third-parties.
Broad range of investment capabilities and services:
Traditional, alternative, real estate, infrastructure and private equity investments.
Over 500 investment funds, exchange-traded funds and others.
Performance in 2008
Global Asset Management recorded a pre-tax profit of CHF 1,333 million, an 8% decrease from CHF 1,454 million in 2007. Excluding costs related to the closure of Dillon Read Capital Management in 2007 and the gain on UBS’s sale of its minority stake in Adams Street Partners in 2008, full-year pre-tax profit would have decreased CHF 501 million due to lower performance fees and lower management fees.
The business division saw net new money outflows of CHF 103.0 billion for full-year 2008, compared with outflows of CHF 15.7 billion for full-year 2007. Flows through UBS channels — namely the asset management flows relating to Global Wealth Management & Business Banking clients — accounted for more than a third of these full year 2008 out-flows and UBS reputational issues also impacted third-party flows.

Business division reporting

	As of or for the year ended
CHF million, except where indicated	31.12.08	31.12.07

Institutional fees	1,659	2,370
Wholesale intermediary fees	1,246	1,724
Total operating income	2,904	4,094
Total operating expenses	1,572	2,640

Business division performance before tax	1,333	1,454

Additional information

Invested assets (CHF billion)	575	891
Net new money (CHF billion)	(103.0)	(15.7)
Personnel (full-time equivalents)	3,786	3,625

Investment Bank
Business description
The Investment Bank comprises the following business units:
The equities business area distributes, trades, finances and clears cash equity and equity-linked products. It also structures, originates and distributes new equity and equity-linked issues and provides research on companies, industry sectors, geographical markets and macro economic trends.
The fixed income, currencies and commodities (FICC) business area delivers products and solutions to corporate, institutional and public sector clients in all major markets.
The investment banking department provides advice and a range of execution services to corporate clients, financial sponsors, sovereign wealth funds and hedge funds. Its advisory group assists on complex transactions and advises on strategic reviews and corporate restructuring solutions, while UBS’s capital markets teams arrange the execution of equity and debt issues worldwide.
Performance in 2008
The Investment Bank recorded a pre-tax loss of CHF 34,092 million in 2008, compared with a pre-tax loss of CHF 16,669 million in 2007. The change was primarily due to losses on risk positions in FICC.
During this period: equities revenues decreased 42% to CHF 5,184 million; FICC revenues decreased to negative CHF 31,687 million from negative CHF 16,837 million; investment banking revenues fell 57% to CHF 2,880 million; and operating expenses declined 37% to CHF 9,925 million, with personnel expenses down 57%.

Business division reporting

	As of or for the year ended
CHF million, except where indicated	31.12.08	31.12.07

Investment banking	2,880	6,636
Sales and trading	(26,504)	(7,833)
Credit loss (expense) / recovery	(2,575)	(266)

Total operating income excluding own credit	(26,199)	(1,463)

Own credit	2,032	659

Total operating income as reported	(24,167)	(804)
Total operating expenses	9,925	15,865

Business division performance before tax	(34,092)	(16,669)

Personnel (full-time equivalents)	17,171	21,779

Repositioning
The Investment Bank is in the process of repositioning itself toward client-driven growth, combined with a further reduction of its balance sheet and risk positions and the implementation of a new market-based funding model and robust risk framework. UBS simplified the structure of FICC to emphasize the client business and reduce risk and balance sheet usage. The municipal securities business and fixed income proprietary trading businesses have been closed and certain commodities businesses have been sold. Real estate and securitization businesses and complex structured products have been substantially downsized or exited.

Corporate governance
Corporate governance structure
UBS operates under a strict dual-board structure: the Board of Directors (BoD) and the Group Executive Board (GEB). The BoD is the most senior body and ultimately responsible for the firm’s strategy and the supervision of its executive management. The CVs of the BoD members are available at www.ubs.com/boards.
Changes in 2008
New corporate governance guidelines were implemented to clearly reinforce the roles and responsibilities of the boards and BoD committees.
The position of senior independent director was created to facilitate direct communication between shareholders and the BoD, as well as between BoD members and their Chairman.
The term of office for BoD members was reduced to one year, effective for all elections and re-elections held from 2008 onwards.
Shareholders participation
The following items were approved at extraordinary general meetings in February and November 2008: creation of a maximum of CHF 10,370,000 in authorized capital, allowing the distribution of a stock dividend (for the year 2007), and the creation of conditional share capital for the issuance of mandatory convertible notes (MCNs) in the amount of CHF 13 billion to two financial investors and in the amount of CHF 6 billion to the Swiss Confederation.
Executive compensation
Compensation for 2008 included no incentive awards or discretionary stock options granted to the Chairman and executive members of the BoD nor to the members of the GEB, due to UBS’s negative financial performance in 2008.
New compensation principles were developed in 2008, following a review of the principles for senior executive compensation. Effective from 2009 onwards, these principles will align compensation with the creation of sustainable shareholder returns through measured risk taking; promote a performance-driven culture with a long-term view to results and shareholder interests; and support the firm’s focused business strategy.
Annual general meeting 2009 (AGM)
Shareholders will be invited to participate in a non-binding advisory vote on the guiding principles for senior executive compensation at the AGM in April.
As announced on 4 March 2009, Peter Kurer has decided not to stand for re-election at the AGM. The UBS BoD is nominating Kaspar Villiger as a candidate for the role of Chairman.

Board of Directors

				Year of initial
Name	Address	Function(s) in UBS	Nationality	appointment

Peter Kurer	UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Chairman of the Board of Directors / chair of the corporate responsibility committee / chair of the strategy committee	Swiss	2008

Sergio Marchionne	Fiat S.p.A. Via Nizza 250 I-10126 Turin	Independent vice chairman /senior independent director / member of the governance and nominating committee /member of the strategy committee	Canadian and Italian	2007

Ernesto Bertarelli	Bemido SA Avenue Giuseppe-Motta 31–33 PO Box 145 CH-1211 Geneva 20	Member of the governance and nominating committee /member of the human resources and compensation committee	Swiss	2002

Sally Bott	BP p.l.c. 1 St. James’s Square GB-London SW1Y 4PD	Member of the human resources and compensation committee / member of the corporate responsibility committee	American (US)	2008

Rainer-Marc Frey	Horizon21 Poststrasse 4 CH-8808 Pfaeffikon	Member of the risk committee / member of the strategy committee	Swiss	2008

Bruno Gehrig	Swiss Life General-Guisan-Quai 40 P.O. Box CH-8022 Zurich	Member of the audit committee	Swiss	2008

Gabrielle Kaufmann-Kohler	Lévy Kaufmann-Kohler 3–5, rue du Conseil-Général CH-1205 Geneva	Chair of the governance and nominating committee /member of the corporate responsibility committee	Swiss	2006

Helmut Panke	BMW AG Petuelring 130 D-80788 Munich	Member of the human resources and compensation committee / member of the risk committee	German	2004

William G. Parrett	433 Country Club Rd. W USA-New Canaan, Ct. 06840	Member of the audit committee	American (US)	2008

David Sidwell	Apartment 26-O 25 Central Park West USA-New York, N.Y. 10023	Chair of the risk committee / member of the corporate responsibility committee	American (US) and British	2008

Peter R. Voser	Royal Dutch Shell plc 2501 AN NL-The Hague	Chair of the audit committee / member of the strategy committee	Swiss	2005

Joerg Wolle	DKSH Holding AG Wiesenstrasse 8 CH-8034 Zurich	Chair of the human resources and compensation committee /member of the governance and nominating committee	German and Swiss	2006

Group Executive Board
as of 28 February 2009
The Group Executive Board (GEB) is responsible for the executive management of the firm and accounts to the Board of Directors for the firm’s financial results. It is led by the Group Chief Executive Officer (Group CEO) and supported by the newly established Executive Committee. The CV of each member is available at www.ubs.com/geb.

John A. Fraser	Marten Hoekstra	Jerker Johansson
Chairman and CEO	CEO Wealth Management	Chairman and CEO
Global Asset Management	Americas	Investment Bank

Rory Tapner	Alexander Wilmot-Sitwell	Robert Wolf
Chairman and CEO Asia Pacific	Chairman and CEO, UBS	Chairman and CEO,
	Group EMEA and Joint Global	UBS Group Americas/
	Head Investment Banking Department	President Investment Bank

Oswald J. Gruebel	John Cryan	Markus U. Diethelm
Group Chief Executive Officer	Group Chief Financial Officer	Group General Counsel

Philip J. Lofts	Francesco Morra	Walter H. Stuerzinger
Group Chief Risk Officer	CEO Switzerland, Wealth	Chief Operating Officer,
	Management & Swiss Bank	Corporate Center
Juerg Zeltner
CEO Wealth Management Global,
Wealth Management & Swiss Bank
Marco Suter and Joe Scoby resigned from the GEB in 2008. On 12 November 2008, Marten Hoekstra assumed the duties on an interim basis of Raoul Weil, Chairman and CEO of Global Wealth Management & Business Banking, who relinquished his duties on that date. Currently Raoul Weil is a member of the GEB but does not hold a function. Francesco Morra and Juerg Zeltner were appointed to the GEB on 10 February 2009 and Marten Hoekstra became head of the business division Wealth Management Americas and no longer assumes the role of deputy Chairman and CEO of Global Wealth Management & Business Banking. Oswald J. Gruebel was named Group CEO on 26 February 2009, replacing Marcel Rohner who stepped down as Group CEO on that date.

Sources of information
The Annual Report 2008 is available in English and German (SAP no. 80531). The report contains information that is current as of the date of publication. UBS undertakes no obligation to update this information or notify readers if it should change or if new information should become available.
Quarterly reports provide detailed quarterly financial reporting and analysis, including comment on the progress of UBS’s businesses and key strategic initiatives. These reports are available in English (SAP no. 80834).
Reports are available in PDF format on the internet at www.ubs.com/investors topics in the reporting section. Printed copies can be ordered from the same website by accessing the order form in the services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.
The Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by the senior management to investors at external conferences.
This review should be read in conjunction with UBS’s Annual Report 2008 and the other publicly available information referred to on this page.

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sh-relations@melloninvestor.com
Cautionary statement regarding forward-looking statements | This document contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of governmental investigations of certain of UBS’s past business activities, including the possibility that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of new and more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s business activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures, including the possible loss of key employees as a result of compensation issues or for other reasons; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.
Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich; P.O. Box, Switzerland, CH-4002 Basel, Switzerland; www.ubs.com Language: English, French, German and Italian | SAP-No. 80530E-0901
© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Invitation
to the annual general meeting
of UBS AG
Wednesday, 15 April 2009, 10:00 a.m.
(Doors open at 9:00 a.m.)
Hallenstadion Zurich-Oerlikon
Wallisellenstrasse 45, Zurich

Agenda
1.	Annual report, Group and Parent Bank accounts for financial year 2008 Reports of the statutory auditors
1.1.	Approval of annual report and Group and Parent Bank accounts

1.2.	Advisory vote on principles and fundamentals of the new compensation model for 2009
2.	Appropriation of results

3.	Elections
3.1.	Re-election of members of the Board of Directors
3.1.1.	Peter R. Voser

3.1.2.	David Sidwell

3.1.3.	Sally Bott

3.1.4.	Rainer-Marc Frey

3.1.5.	Bruno Gehrig

3.1.6.	William G.Parrett
3.2.	Election of four new candidates for the Board of Directors
3.2.1.	Kaspar Villiger

3.2.2.	Michel Demaré

3.2.3.	Ann F. Godbehere

3.2.4.	Axel P. Lehmann
3.3.	Re-election of the auditors (Ernst & Young Ltd., Basel)

3.4.	Re-election of the special auditors (BDO Visura, Zurich)
4.	Creation of conditional capital Approval of Article 4a para. 5 of the Articles of Association
5.	Creation of authorized capital Approval of Article 4b para. 2 of the Articles of Association
Introduction
Requests for the inclusion of items on the agenda
On 4 February 2009,UBS AG published a notice in the swiss Official Commercial Gazette (Schweizerisches Handelsamts-blatt) and on its website at www.ubs.com/ shareholder-meeting, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 23 February 2009. No requests were submitted.
Zurich and Basel, 19 March 2009
UBS AG
For the Board of Directors
Peter Kurer, Chairman

Organizational issues
Admission cards for the annual general meeting
Shareholders recorded in the share register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 8 April 2009: UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.
     Shareholders recorded in the share register in the United States of America may request their admission cards, in writing, at the following address until 8 April 2009: BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, S. Hackensack, NJ 07606-9210.
     Previously issued admission cards will become invalid if the corresponding shares are sold prior to the annual general meeting. These cards will be recalled if the share register is informed of the sale.
Total number of shares and voting rights
The total number of shares issued by UBS AG currently stands at 2,932,580,549. Each share carries one vote, meaning that 2,932,580,549 voting rights currently exist. Pursuant to Article 659a para. 1 of the Swiss Code of Obligations, the voting rights of treasury shares and the rights associated therewith are suspended. The same applies to shares that have not been entered in the share register (dispo shares) and shares that have been registered without voting rights. The total number of shares that entitle holders to attend and vote at the annual general meeting is 1,681,079,521.
Representation at the annual general meeting
Shareholders may be represented at the annual general meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the annual general meeting. In addition, every shareholder has the option of having his or her shares represented at the annual general meeting, free of charge, by:
–	Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), P.O. Box, CH-8010 Zurich as an independent proxy;

–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy.
Broadcast on the Internet
The annual general meeting will be broadcast in English and German on the Internet via www.ubs.com/agm.

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Annual general meeting of UBS AG | 15 April 2009
Item 1
Annual report, Group and Parent Bank accounts for financial year 2008
Reports of the statutory auditors
1.1. Approval of annual report and Group and Parent Bank accounts
A. Motion
The Board of Directors proposes that the report on the financial year 2008 and the Group and Parent Bank accounts for 2008 be approved.
B. Explanations
The reports of the Board of Directors and the Group Executive Board on the financial year 2008 are contained in the “Financial statements”. Additional information on the strategy, organization and activities of the Group and the business divisions, as well as on risk management and control, may be found in the respective sections of the annual report, “Strategy, performance and responsibility” and “Risk and treasury management”. Information relating to corporate governance as required by the SIX Swiss Exchange Directive on Corporate Governance and the Swiss Code of Obligations can be found in the respective section of the annual report 2008 “Corporate governance and compensation.” These reports are also available on the Internet at www.ubs.com/investors. Shareholders registered in the share register in Switzerland will receive the respective reports as per their individual orders. Shareholders in the US who are registered with BNY Mellon Shareowner Services will receive a copy of the review 2008, which contains the most important information relating to UBS’s performance in 2008.
     The Group income statement shows total operating income of CHF 1,201 million and total operating expenses of CHF 28,555 million, resulting in an operating loss from continuing operations before tax of CHF 27,353 million and a net loss attributable to UBS shareholders of CHF 20,887 million. Total consolidated assets decreased by CHF 259.8 billion to reach a new total of CHF 2,015.1 billion. Equity attributable to UBS shareholders totaled CHF 32.8 billion.

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     Parent Bank net loss was CHF 36,489 million. Total operating income of CHF 5,648 million and total operating expenses of CHF 12,528 million resulted in an operating loss of CHF 6,880 million. Depreciation, write-offs and provisions amounted to CHF 29,971 million and extraordinary income to CHF 1,002 million. Extraordinary expenses totaled CHF 482 million and taxes amounted to CHF 157 million.
     In their reports to the annual general meeting, Ernst & Young Ltd., Basel, as statutory auditors, recommended without qualification that the Group and Parent Bank accounts be approved. The statutory auditors confirm that, in their opinion, the Group financial statements accurately reflect the consolidated financial position of UBS AG and the consolidated results of operations and cash flows, in conformity with the International Financial Reporting Standards (IFRS), and that they comply with Swiss law. With respect to the Parent Bank, the statutory auditors confirm that the accounting records and financial statements and the proposal of the Board of Directors relating to the proposed appropriation of results comply with Swiss law and with the Articles of Association of UBS AG.
     Once all internal and external examinations are closed, the Board of Directors will ask for discharge for the financial years 2007 and 2008.
1.2. Advisory vote on principles and fundamentals of new compensation model for 2009
A. Motion
The Board of Directors proposes that the principles and fundamentals of the new compensation model for 2009 be ratified in a non-binding advisory vote.
B. Explanations
On 17 November 2008, UBS AG announced the implementation of a new compensation model for the Board of Directors and the Group Executive Board.
     The new principles are set out in the compensation report 2008 which is a chapter in the annual report 2008. The compensation principles 2009 and beyond have been discussed with the Swiss Financial Market Supervisory Authority (FINMA).
     The vote on the compensation principles 2009 and beyond for senior executives of UBS AG is non-binding and advisory in nature.

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Annual general meeting of UBS AG | 15 April 2009
Item 2
Appropriation of results
A. Motion
The Board of Directors proposes the following appropriation:

CHF million

Loss for the financial year 2008 as per the Parent Bank’s Income Statement	(36,489)

Appropriation to other reserves	(22,115)

Appropriation to general statutory reserves: Retained earnings	(2,472)

Appropriation to general statutory reserves: Share premium	(11,901)

B. Explanations
The loss of the current year will be set off against other reserves and the general statutory. The Board of Directors proposes no cash dividend for the financial year 2008.

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Item 3
Elections
3.1. Re-election of members of the Board of Directors
The Board of Directors proposes that Peter R. Voser, David Sidwell, Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett, each of whose term of office expires at the 2009 Annual General Meeting, be re-elected for a one-year term.
3.1.1. Peter R. Voser
A. Motion
The Board of Directors proposes that Peter R. Voser be re-elected for an additional one-year term of office.
B. Explanations
The term of office of Peter R. Voser expires at the 2009 Annual General Meeting. He is prepared to stand for re-election.
     Peter R. Voser (1958) was elected to the Board of Directors at the annual general meeting in April 2005. He has been Chief Financial Officer (CFO) and an Executive Board member of Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was CFO of Asea Brown Boveri (ABB) in Switzerland. Peter R. Voser chairs the audit committee and is a member of the strategy committee.
3.1.2. David Sidwell
A. Motion
The Board of Directors proposes that David Sidwell be re-elected for an additional one-year term of office.
B. Explanations
The term of office of David Sidwell expires at the 2009 Annual General Meeting. He is prepared to stand for re-election.
     David Sidwell (1953) was elected to the Board of Directors at the annual general meeting in April 2008. He was Executive Vice President and CFO of Morgan Stanley in New York between March 2004 and October 2007 and retired at the end of 2007. David Sidwell chairs the risk committee and is a member of the corporate responsibility committee.

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Annual general meeting of UBS AG | 15 April 2009
3.1.3. Sally Bott
A. Motion
The Board of Directors proposes that Sally Bott be re-elected for a one-year term of office.
B. Explanations
The term of office of Sally Bott expires at the 2009 Annual General Meeting. She is prepared to stand for re-election.
     Sally Bott (1949) was elected to the Board of Directors at the extraordinary general meeting in October 2008. She serves as Group Human Resources Director of BP plc, which she joined in early 2005, and is a member of its Group Executive Committee. Sally Bott is a member of the human resources and compensation committee and of the corporate responsibility committee.
3.1.4. Rainer-Marc Frey
A. Motion
The Board of Directors proposes that Rainer-Marc Frey be re-elected for a one-year term of office.
B. Explanations
The term of office of Rainer-Marc Frey expires at the 2009 Annual General Meeting. He is prepared to stand for re-election.
     Rainer-Marc Frey (1963) was elected to the Board of Directors at the extraordinary general meeting in October 2008. He is the founder and Chairman of Horizon21, an investment management company which takes long-term investment views on various trends in the investment management industry. Rainer-Marc Frey is a member of the risk committee and of the strategy committee.

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3.1.5. Bruno Gehrig
A. Motion
The Board of Directors proposes that Bruno Gehrig be re-elected for a one-year term of office.
B. Explanations
The term of office of Bruno Gehrig expires at the 2009 Annual General Meeting. He is prepared to stand for re-election.
     Bruno Gehrig (1946) was elected to the Board of Directors at the extraordinary general meeting in October 2008. He has been Chairman of Swiss Life Holding since 2003, a position from which he will resign on 7 May 2009. From 1992 to 1996, he was a professor of banking and finance at the University of St. Gallen and concurrently served as a member of the Swiss Federal Banking Commission. He is a member of the audit committee.
3.1.6. William G. Parrett
A. Motion
The Board of Directors proposes that William G. Parrett be re-elected for a one-year term of office.
B. Explanations
The term of office of William G. Parrett expires at the 2009 Annual General Meeting. He is prepared to stand for re-election.
     William G. Parrett (1945) was elected to the Board of Directors at the extraordinary general meeting in October 2008. He served his entire career with Deloitte Touche Tohmatsu, a global organization of member firms that operates with 160,000 people in nearly 140 countries. He was Chief Executive Officer (CEO) from 2003 until his retirement in 2007. William G. Parrett is a member of the audit committee.
More detailed CVs can be found in the section “Corporate governance and compensation” of the annual report 2008 as well as on the Internet at www.ubs.com/boards.

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Annual general meeting of UBS AG | 15 April 2009
3.2. Election of four new candidates for the Board of Directors
3.2.1. Election of Kaspar Villiger
A. Motion
The Board of Directors proposes that Kaspar Villiger be elected as a non-independent member of the Board of Directors for a one-year term of office.
B. Explanations
As a result of Peter Kurer’s decision not to stand for re-election, the Board of Directors has resolved to propose Kaspar Villiger for election as a non-independent member of the Board of Directors. Pending his election, the Board of Directors intends to appoint Kaspar Villiger as Chairman of the Board.
     Kaspar Villiger (1941) was elected as Federal Councilor in 1989 with responsibility as Defense Minister and head of the Federal Military Department. In 1995, he was elected as Finance Minister with responsibility as Head of the Federal Department of Finance until he stepped down at the end of 2003. Simultaneously, he was President of the Swiss Confederation in 1995 and 2002. As co-owner of the Villiger-Group, Kaspar Villiger managed the parent firm, Villiger Söhne AG, from 1966 until 1989. Simultaneously, Mr. Villiger held several political positions, first in the parliament of the canton of Lucerne and, from 1982 onwards, in the Swiss Federal Parliament.
     He graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966. Mr. Villiger is a Swiss citizen.
     In 2004, Kaspar Villiger became a member of the board of directors of Nestlé, Swiss Re and Neue Zürcher Zeitung. Pending his election to the Board of Directors of UBS AG, he would resign from these mandates.

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3.2.2. Election of Michel Demaré
A. Motion
The Board of Directors proposes that Michel Demaré be elected as an independent member of the Board of Directors for a one-year term of office.
B. Explanations
Michel Demaré (1956) joined ABB in 2005 as member of the Executive Committee and CFO. In addition, he became president of Global Markets in November 2008. Between February and September 2008, he acted as interim CEO of ABB. Mr. Demaré joined ABB from Baxter International, a global healthcare company, where he was CFO Europe from 2002 to 2005. Prior to this role, he spent 18 years at the Dow Chemical Company, holding various Treasury and Risk Management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002 he was CFO of the Global Polyolefins and Elastomers division.
     Mr. Demaré began his career as an officer in the Multinational Banking division of Continental Illinois Bank of Chicago, based in Antwerp. He graduated with an MBA from the Katholieke Universiteit Leuven, Belgium and a degree in applied economics from the Université Catholique de Louvain, Belgium. Mr. Demaré is a Belgian citizen.
     In addition, Mr. Demaré is a member of the foundation board of IMD, Lausanne.

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Annual general meeting of UBS AG | 15 April 2009
3.2.3. Election of Ann F. Godbehere
A. Motion
The Board of Directors proposes that Ann F. Godbehere be elected as an independent member of the Board of Directors for a one-year term of office.
B. Explanations
Ann F. Godbehere (1955) was appointed CFO and executive director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership — she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of the Group’s Property and Casualty division in Zurich for two years, prior to serving as CFO of the Life & Health division in London for three years. From 1997 to 1998, Ms. Godbehere was CEO of Swiss Life & Health in Canada, before which, in 1996 and 1997, she was CFO of Swiss Life & Health, North America. Ms. Godbehere is a Canadian and a British citizen.
     In addition, Ms. Godbehere is a non executive director of Prudential Plc and a fellow of the Certified General Accountants Association of Canada. She is on the Board of the Lloyd’s managing agency Atrium Underwriters Group Ltd., which was acquired in 2007 by Ariel Holdings, the insurance company, of whose board she is also a member.

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3.2.4. Election of Axel P. Lehmann
A. Motion
The Board of Directors proposes that Axel P. Lehmann be elected as an independent member of the Board of Directors for a one-year term of office.
B. Explanations
Axel P. Lehmann (1959) has been a member of the Group Executive Committee as Group Chief Risk Officer of Zurich Financial Services (Zurich) since January 2008. In addition, he is responsible for Group IT. In September 2004 Mr. Lehmann was appointed CEO of Zurich North America Commercial in Schaumburg, Chicago. Mr. Lehmann became a member of the Group Executive Committee and CEO of the Continental Europe business division in 2002 and was subsequently in charge of integrating Continental Europe, UK and Ireland to create, in 2004 as CEO, the Europe General Insurance business division. Mr. Lehmann became a member of the Group Management Board responsible for group-wide business development functions in 2000. A year later, he took over responsibility for the Northern Europe region and subsequently was appointed CEO of the Zurich Group Germany.
     He was head of Corporate Planning and Controlling for Swiss Life before he joined Zurich in 1996 as a member of the Executive Management team of Zurich, Switzerland.
     Mr. Lehmann was a lecturer at several universities and institutes and became vice president of the Institute of Insurance Economics and the European Center at the University of St. Gallen, responsible for consulting and management development. He is an honorary professor for business administration and service management and Chairman of the board of the Institute of Insurance Economics at the University of St. Gallen.
     He holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen and is a graduate of Wharton Advanced Management Program. He is a Swiss citizen.

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Annual general meeting of UBS AG | 15 April 2009
3.3. Re-election of the auditors (Ernst & Young Ltd., Basel)
A. Motion
The Board of Directors proposes that Ernst & Young Ltd., Basel (Ernst & Young), be re-elected for a one-year term of office as auditors for the financial statements of UBS AG and the consolidated financial statements of the UBS Group.
B. Explanations
Upon the recommendation of the audit committee, the Board of Directors proposes that Ernst & Young be re-elected for a further one-year term of office as auditors. Ernst & Young has confirmed to the audit committee of the Board of Directors that it possesses the level of independence required to take on this role and that its independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require pre-approval by the audit committee. Ernst & Young further confirm that it did not provide any services for UBS AG prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor in the period from 1 January until 31 December 2008.
     Ernst & Young has been responsible for UBS AG audits since the merger in 1998. Further information concerning the independence of its auditors and the fees paid to them can be found in the section “Corporate governance and compensation” of the annual report 2008.
3.4. Re-election of the special auditors (BDO Visura, Zurich)
A. Motion
The Board of Directors proposes that BDO Visura, Zurich, be re-elected for a three-year term of office as special auditors.
B. Explanations
Upon the recommendation of the audit committee, the Board of Directors proposes that BDO Visura, Zurich, be re-elected for a three-year term of office as special auditors. In accordance with Article 31 para. 3 of the Articles of Association, special auditors are responsible for providing the legally required opinions in cases of capital increases. Pursuant to SEC regulations intended to guarantee independent audits, such opinions may not be provided by the principal auditors.

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Item 4
Creation of conditional capital
Approval of Article 4a para. 5 of the Articles of Association
A. Motion
The Board of Directors proposes the creation of conditional capital in a maximum amount of CHF 10,000,000 by means of the following addition to the Articles of Association.
Article 4a para. 5 (new)
Conditional Capital
The share capital may be increased by a maximum of CHF 10,000,000 through the issuance of a maximum of 100,000,000 fully paid registered shares with a par value of CHF 0.10 per share through the exercise of warrants granted to the Swiss National Bank in connection with the loan granted by the Swiss National Bank to SNB StabFund Limited Partnership for Collective Investment.
     The advance subscription right and the pre-emptive right of the shareholders shall be excluded in connection with the grant of the warrants to the Swiss National Bank. The Swiss National Bank as owner of the warrants shall be entitled to subscribe for the new shares. The conditions of the warrants shall be determined by the Board of Directors. The warrants shall be exercisable within a period of 12 years and may only be exercised if the Swiss National Bank incurs a loss under the loan to the SNB StabFund Limited Partnership for Collective Investment. The exercise price of the warrants shall be at least the par value of the newly issued shares.
     The acquisition of shares through the exercise of the warrants and each subsequent transfer of the shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

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Annual general meeting of UBS AG | 15 April 2009
B. Explanations
As announced on 16 October 2008, the Swiss National Bank (SNB) and UBS AG reached an agreement under which UBS AG sold certain illiquid securities and other assets to a newly formed fund controlled by the SNB (SNB StabFund Limited Partnership for Collective Investment). The purchase of the securities and other assets was financed, inter alia, through a loan provided to the fund by the SNB.
     Under the transaction agreement with the SNB, UBS AG is required to issue a warrant to the SNB which is exercisable only if the SNB incurs a loss on its loan to the fund. The number of shares to be issued upon exercise of the warrant is 100 million, subject to adjustments for dilutive events. Even though UBS AG does not have a reason to believe that the fund will incur such loss, UBS AG wishes to hedge its obligation to deliver shares under the warrant. For this purpose, the Board of Directors proposes to create conditional capital in the maximum amount of CHF 10 million.

16

Item 5
Creation of authorized capital
Approval of Article 4b para. 2 of the Articles of Association
A. Motion
The Board of Directors proposes the creation of authorized capital in an amount not to exceed 10% of the issued share capital by means of the following addition to the Articles of Association.
Article 4b para. 2 (new)
The Board of Directors shall be authorized to increase the share capital by a maximum of CHF 29,325,805 through the issuance of a maximum of 293,258,050 fully paid registered shares with a par value of CHF 0.10 per share by not later than 15 April 2011. Increases in partial amounts shall be permitted.
     The Board of Directors shall determine the issue price, the manner in which the new shares shall be paid up, the date of issue and the beginning date for the dividend. The Board of Directors shall determine the conditions for the exercise of preemptive rights. New shares may be issued by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. Pre-emptive rights that have not been exercised shall be used as the Board of Directors determines to be in the interest of the Corporation.
     The Board of Directors shall be authorized to exclude the pre-emptive rights of the shareholders and allocate such rights to one or more investors, for issuance of such shares against a cash contribution, where the Board of Directors, after consultation with the Corporation’s prudential regulator, believes it appropriate in order to protect the capital of the Corporation.
     The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

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Annual general meeting of UBS AG | 15 April 2009
B. Explanations
In 2008, certain peers of UBS AG were able to raise capital faster and with greater flexibility in their choice of instruments than UBS AG due to the availability of existing authorized capital and more lenient prospectus filing procedures. To increase UBS AG’s flexibility for potential future financial markets capital raisings in the sense of a contingency plan, the Board of Directors proposes to create authorized capital in the maximum amount of CHF 29,325,805.
     The Board of Directors will be authorized to increase the share capital as necessary by not later than 15 April 2011. The increase of the share capital will not exceed 10% of the currently issued share capital or 8.3% of the share capital following conversion of both mandatory convertible notes issued in 2008.
     When issuing new shares, a Swiss corporation may exclude the pre-emptive rights of the existing shareholders for valid reasons. The Board of Directors, when proposing such exclusion, must determine whether the exclusion of pre-emptive rights is in the best interests of the Corporation, and whether it is necessary to achieve the desired aim.
     The Board of Directors of UBS AG will be authorized to restrict or withdraw the pre-emptive rights of the existing shareholders only for the participation of strategic investors if it believes, following consultation with UBS AG’s prudential regulator, that such participation is appropriate in order to protect the capital of UBS AG.
     If the Board of Directors resolves to issue new shares to one or several strategic investors, the immediate strengthening of the capital base of UBS AG is the overriding objective which needs to be achieved within a short period of time. This objective may be materially facilitated if the Board of Directors can restrict the preemptive rights of the shareholders.

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Notice to U.S. Persons:
The issuer may file a registration statement (including a prospectus) with the SEC for any offering of securities pursuant to the capital increases described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236 6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-234 4100 or, if you are calling from the United States of America, at +1-212-882-5734.
This invitation is not an offering of any securities that may be described herein.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11 Board of Directors Tel. +41-44-236 67 69 Fax +41-44-235 82 20 sh-shareholder-services@ubs.com
19 March 2009
Annual general meeting of UBS AG on 15 April 2009, 10:00 a.m.,
Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich
Dear Shareholder,
On behalf of our Board of Directors, we would like to advise you of the forthcoming annual general meeting of shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the annual general meeting.
For your information we are sending you the agenda of the meeting with explanations to the items together with a copy of our Review 2008, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Report and the 2008 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Peter Kurer	Luzius Cameron
Chairman	Company Secretary

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11 Board of Directors Tel. +41-44-236 67 69 Fax +41-44-235 82 20 sh-shareholder-services@ubs.com
19 March 2009
Annual general meeting of UBS AG on 15 April 2009, 10:00 a.m.,
Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich
Dear Shareholder,
On behalf of our Board of Directors, we would like to invite you to the annual general meeting of shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the annual general meeting in person or to appoint a proxy of your choice, we kindly ask you return the admission card to the control offices of UBS AG not later than 8 April 2009. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the annual general meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
We are pleased to enclose a copy of our Review 2008, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Report and the 2008 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Peter Kurer	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of UBS AG on 15 April 2009
Enclosure
Request for Special Reports
Annual Report 2008
(418 pages)
Published in both German and English, this single volume report provides a description of:
—	UBS’s strategy, performance and responsibility

—	the strategy and performance of the business divisions and Corporate Center

—	risk, treasury and capital management at UBS

—	corporate governance and executive compensation

—	financial information, including the financial statements

☐ English	☐ German
Compensation Report 2008
(24 pages)
Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here. It is published in English and German.

☐ English	☐ German
Financial Report 2008
(Quarterly report full version)
This report provides a detailed description of UBS’s strategy and performance for the respective quarter. It is published in English.

☐ English
2008 Form 20F
(approx. 450 pages)
containing the Strategy, Performance and Responsibility, the UBS Business Divisions and Corporate Center, the Risk and Treasury Management, the Corporate Governance and Compensation Report, the Financial Information and additional information pursuant to the requirements of the US Securities and Exchange Commission. Available (upon filing) in:

☐ English

Please send the reports to:	Please send this questionnaire by mail to:

Name	BNY Mellon Shareowner Services
Kerri Shenkin
Address	480 Washington Boulevard
Jersey City, NJ 07310
City/State

Postal code

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1.	Annual report, Group and Parent Bank accounts for financial year 2008 Reports of the statutory auditors		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN	3.2.	Election of four new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN

	1.1.	Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	3.1.2. David Sidwell	☐	☐	☐		3.2.1. Kaspar Villiger	☐	☐	☐

	1.2.	Advisory vote on principles and fundamentals of the new compensation model for 2009	☐	☐	☐	3.1.3. Sally Bott	☐	☐	☐		3.2.2. Michel Demaré	☐	☐	☐

2.	Appropriation of results		☐	☐	☐	3.1.4. Rainer-Marc Frey	☐	☐	☐		3.2.3. Ann F. Godbehere	☐	☐	☐

3.	Elections
	3.1.	Re-election of members of the Board of Directors				3.1.5. Bruno Gehrig	☐	☐	☐		3.2.4. Axel P. Lehmann	☐	☐	☐

	3.1.1.	Peter R. Voser	☐	☐	☐	3.1.6. William G. Parrett	☐	☐	☐	3.3.	Re-election of the auditors (Ernst & Young Ltd., Basel)	☐	☐	☐

										3.4.	Re-election of the special auditors (BDO Visura, Zurich)	☐	☐	☐

										4.	Creation of conditional capital Approval of Article 4a para. 5 of the Articles of Association	☐	☐	☐

										5.	Creation of authorized capital Approval of Article 4b para. 2 of the Articles of Association	☐	☐	☐

							Mark Here for Address Change or Comments SEE REVERSE		☐	IF YOU WILLATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS			☐	WILL ATTEND

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲    FOLD AND DETACH HERE    ▲
WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.
Voting is available through 12:00 Noon Eastern Time April 8, 2009.

INTERNET
http://www.proxyvoting.com/ubs-401k
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

XXXXX

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the annual general meeting of
UBS AG
Confidential Voting Instruction
Dear participant of the UBS Financial Services Inc. 401 (k) Plus Plan,
We would like to advise you of the upcoming annual general meeting of UBS AG to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich, on 15 April 2009, 10:00 a.m. Various items are being proposed for approval at the meeting. Please find enclosed the agenda with explanations to the different items. The agenda and related information are included in the enclosed package.
Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401 (k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. 401 (k) Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties.
Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your written request by 8 April 2009 to:
UBS AG
c/o BNY Mellon Shareowner Services
P.O. Box 3510
South Hackensack, NJ 07606-9210
Sincerely,
The Northern Trust Company

Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the annual general meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the proposal of the Board of Directors
☐ Vote against the proposal of the Board of Directors
☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE ▲
Admission Card
If you choose to attend the UBS AG annual general meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 8, 2009. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

You must separate this admission card
before returning the proxy card in the enclosed envelope.

The annual general meeting will be broadcast in English and
German on the Internet via www.ubs.com/agm.
XXXXX
PRINT AUTHORIZATION                                     (THIS BOXED AREA DOES NOT PRINT)
Please fax all revisions to: 212-691-9013 or email to proxyjobs@bnymellonproduction.com
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

Registered Quantity (common)	40	Broker Quantity	0

If you do not expressly indicate how you wish your votes to be cast, your shares will be voted accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1.	Annual report, Group and Parent Bank accounts for financial year 2008 Reports of the statutory auditors		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN	3.2.	Election of four new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN

	1.1.	Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	3.1.2. David Sidwell	☐	☐	☐		3.2.1. Kaspar Villiger	☐	☐	☐

	1.2.	Advisory vote on principles and fundamentals of the new compensation model for 2009	☐	☐	☐	3.1.3. Sally Bott	☐	☐	☐		3.2.2. Michel Demaré	☐	☐	☐

2.	Appropriation of results		☐	☐	☐	3.1.4. Rainer-Marc Frey	☐	☐	☐		3.2.3. Ann F. Godbehere	☐	☐	☐

3.	Elections
	3.1.	Re-election of members of the Board of Directors				3.1.5. Bruno Gehrig	☐	☐	☐		3.2.4. Axel P. Lehmann	☐	☐	☐

	3.1.1.	Peter R. Voser	☐	☐	☐	3.1.6. William G. Parrett	☐	☐	☐	3.3.	Re-election of the auditors (Ernst & Young Ltd., Basel)	☐	☐	☐

										3.4.	Re-election of the special auditors (BDO Visura, Zurich)	☐	☐	☐

										4.	Creation of conditional capital Approval of Article 4a para. 5 of the Articles of Association	☐	☐	☐

										5.	Creation of authorized capital Approval of Article 4b para. 2 of the Articles of Association	☐	☐	☐

							Mark Here for Address Change or Comments SEE REVERSE		☐	IF YOU WILLATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS			☐	WILL ATTEND

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲    FOLD AND DETACH HERE    ▲
WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.
Voting is available through 12:00 Noon Eastern Time April 8, 2009

INTERNET
http://www.proxyvoting.com/ubs-prssp
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

XXXXX

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the annual general meeting of
UBS AG
Confidential Voting Instruction
Dear participant of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan,
We would like to advise you of the upcoming annual general meeting of UBS AG to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich, on 15 April 2009, 10:00 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.
Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. Puerto Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties.
Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing. dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. To select one of these options, please direct your written request by 8 April 2009 to:
UBS AG
c/o BNY Mellon Shareowner Services
P.O. Box 3510
South Hackensack, NJ 07606-9210
Sincerely,
The Northern Trust Company

Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the annual general meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the proposal of the Board of Directors
☐ Vote against the proposal of the Board of Directors
☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE ▲
Admission Card
If you choose to attend the UBS AG annual general meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 8, 2009. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

You must separate this admission card
before returning the proxy card in the enclosed envelope.

The annual general meeting will be broadcast in English and
German on the Internet via www.ubs.com/agm.
XXXXX
PRINT AUTHORIZATION                                     (THIS BOXED AREA DOES NOT PRINT)
Please fax all revisions to: 212-691-9013 or email to proxyjobs@bnymellonproduction.com
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

Registered Quantity (common)	40	Broker Quantity	0

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1.	Annual report, Group and Parent Bank accounts for financial year 2008 Reports of the statutory auditors		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN	3.2.	Election of four new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN

	1.1.	Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	3.1.2. David Sidwell	☐	☐	☐		3.2.1. Kaspar Villiger	☐	☐	☐

	1.2.	Advisory vote on principles and fundamentals of the new compensation model for 2009	☐	☐	☐	3.1.3. Sally Bott	☐	☐	☐		3.2.2. Michel Demaré	☐	☐	☐

2.	Appropriation of results		☐	☐	☐	3.1.4. Rainer-Marc Frey	☐	☐	☐		3.2.3. Ann F. Godbehere	☐	☐	☐

3.	Elections
	3.1.	Re-election of members of the Board of Directors				3.1.5. Bruno Gehrig	☐	☐	☐		3.2.4. Axel P. Lehmann	☐	☐	☐

	3.1.1.	Peter R. Voser	☐	☐	☐	3.1.6. William G. Parrett	☐	☐	☐	3.3.	Re-election of the auditors (Ernst & Young Ltd., Basel)	☐	☐	☐

										3.4.	Re-election of the special auditors (BDO Visura, Zurich)	☐	☐	☐

										4.	Creation of conditional capital Approval of Article 4a para. 5 of the Articles of Association	☐	☐	☐

										5.	Creation of authorized capital Approval of Article 4b para. 2 of the Articles of Association	☐	☐	☐

							Mark Here for Address Change or Comments SEE REVERSE		☐	IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS			☐	WILL ATTEND

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲    FOLD AND DETACH HERE    ▲
WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.
Voting is available through 12:00 Noon Eastern Time April 8, 2009.

INTERNET
http://www.proxyvoting.com/ubs-sip
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

XXXXX

This Voting Instruction Card is requested by State Street,
in conjunction with the annual general meeting of
UBS AG
Confidential Voting Instruction
Dear participant of the UBS Savings and Investment Plan,
We would like to advise you of the upcoming annual general meeting of UBS AG to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich, on 15 April 2009, 10:00 a.m. Various items are being proposed for approval at the meeting. The agenda and related information describing the proposals are included in the enclosed package.
Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your response via phone, Internet or mail by 8 April 2009 to:
UBS AG
c/o BNY Mellon Shareowner Services
P.O. Box 3510
South Hackensack, NJ 07606-9210
You may attend the meeting however you may not vote your plan shares at the meeting.
State Street Bank and Trust Company (State Street) is the independent fiduciary for purpose of ensuring the confidentiality of the participant voting process. Please notify State Street, in writing, if you have specific confidentiality concerns relating to exercising your right to direct the Trustee.
Sincerely,
State Street

▲ FOLD AND DETACH HERE ▲
Admission Card
If you choose to attend the UBS AG annual general meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 8, 2009. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

You must separate this admission card
before returning the proxy card in the enclosed envelope.

The annual general meeting will be broadcast in English and
German on the Internet via www.ubs.com/agm.
XXXXX
PRINT AUTHORIZATION                                     (THIS BOXED AREA DOES NOT PRINT)
Please fax all revisions to: 212-691-9013 or email to proxyjobs@bnymellonproduction.com
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

Registered Quantity (common)	40	Broker Quantity	0

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1.	Annual report, Group and Parent Bank accounts for financial year 2008 Reports of the statutory auditors		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN	3.2.	Election of four new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN

	1.1.	Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	3.1.2. David Sidwell	☐	☐	☐		3.2.1. Kaspar Villiger	☐	☐	☐

	1.2.	Advisory vote on principles and fundamentals of the new compensation model for 2009	☐	☐	☐	3.1.3. Sally Bott	☐	☐	☐		3.2.2. Michel Demaré	☐	☐	☐

2.	Appropriation of results		☐	☐	☐	3.1.4. Rainer-Marc Frey	☐	☐	☐		3.2.3. Ann F. Godbehere	☐	☐	☐

3.	Elections
	3.1.	Re-election of members of the Board of Directors				3.1.5. Bruno Gehrig	☐	☐	☐		3.2.4. Axel P. Lehmann	☐	☐	☐

	3.1.1.	Peter R. Voser	☐	☐	☐	3.1.6. William G. Parrett	☐	☐	☐	3.3.	Re-election of the auditors (Ernst & Young Ltd., Basel)	☐	☐	☐

										3.4.	Re-election of the special auditors (BDO Visura, Zurich)	☐	☐	☐

										4.	Creation of conditional capital Approval of Article 4a para. 5 of the Articles of Association	☐	☐	☐

										5.	Creation of authorized capital Approval of Article 4b para. 2 of the Articles of Association	☐	☐	☐

							Mark Here for Address Change or Comments SEE REVERSE		☐	IF YOU WILLATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS			☐	WILL ATTEND

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲    FOLD AND DETACH HERE    ▲
WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.
Voting is available through 12:00 Noon Eastern Time April 8, 2009.

INTERNET
http://www.proxyvoting.com/ubs
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

XXXXX

Dear Shareholder,

We would like to invite you to the annual general meeting of shareholders to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich, on 15 April 2009,10:00 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the annual general meeting of shareholders of UBS AG.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card.

Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 8 April 2009 to:

UBS AG

c/o BNY Mellon Shareowner Services, P.O. Box 3510, South Hackensack, NJ 07606-9210

If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above.

Sincerely,
UBS AG

Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the annual general meeting. I/we authorize my/our proxy to act as follows:

☐ Vote in accordance with the proposal of the Board of Directors
☐ Vote against the proposal of the Board of Directors
☐ Abstain

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE ▲
Admission Card
If you choose to attend the UBS AG annual general meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 8, 2009. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

You must separate this admission card before returning the proxy card in the enclosed envelope.

The annual general meeting will be broadcast in English and German on the Internet via www.ubs.com/agm.

XXXXX
PRINT AUTHORIZATION                                     (THIS BOXED AREA DOES NOT PRINT)
Please fax all revisions to: 212-691-9013 or email to proxyjobs@bnymellonproduction.com
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

Registered Quantity (common)	40	Broker Quantity	0

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: March 24, 2009